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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46571

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Abacus Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

S33 W35676 Meadow Trail
(No. and Street)

Dousman	WI	53118
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frederick Hohensee	262-431-4095	fehaii@hotmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Hohensee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Abacus Investments, Inc., as of 9/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GILLIAN HAMILTON
NOTARY PUBLIC
STATE OF WISCONSIN

Signature: ____________________

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Abacus Investments, Inc.

Report on Audit of
Financial Statements

September 30, 2025

Thomas Faust, CPA
Certified Public Accountant

ABACUS INVESTMENTS INC

Dousman, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended September 30, 2025

Table of Contents



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, Indiana 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Abacus Investments, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Abacus Investments, Inc., as of September 30, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Abacus Investments, Inc., as of September 30, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Abacus Investments, Inc.'s management. My responsibility is to express an opinion on Abacus Investments, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Abacus Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Abacus Investments, Inc.'s financial statements. The supplemental information is the responsibility of Abacus Investments, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
November 11, 2025

ABACUS INVESTMENTS INC

Dousman, Wisconsin

Statement of Financial Condition

As of September 30, 2025

ASSETS

Current Assets

Cash and cash equivalents	$	278,825
Deposits with clearing organization		15,495
Commissions receivable		16,862
Total current assets	$	311,182

Other Assets

Goodwill less accumulated amortization of $129,085		735,915
Total assets	$	1,047,097

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Income Taxes Payable to Parent		3,850
Commissions payable		40,146
Total liabilities	$	43,996

Stockholder's Equity:

Common stock, $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding	$	1
Additional paid-in-capital		928,746
Retained earnings		74,354
Total stockholder's equity		1,003,101
Total liabilities and stockholder's equity	$	1,047,097

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS INC

Dousman, Wisconsin

Statement of Income

Year Ended September 30, 2025

Income:

Listed Commissions	$	2,653
Listed Options Commissions		7,260
All Other Securities Commission		916,067
Interest Income		10,411
Revenue From Sales of Investment Company Shares		453,679
Other Revenue		13,533
Total income	$	1,403,603

Expenses:

Commissions	$	628,751
Management and Consulting fees		522,850
Clearing and execution charges		66,521
Regulatory fees		17,717
Legal and accounting		7,000
Occupancy		11,400
Other		83,105
Total Expenses	$	1,337,344
Net income before income tax provision		66,259
Income Tax Provision		12,341
Net income (Loss)	$	53,918

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS INC

Dousman, Wisconsin

Statement of Changes in Stockholder's Equity

Year Ended September 30, 2025

	Common Stock		Additional Paid In Capital		Retained Earnings		Total Stockholder's Equity
Balance, September 30, 2024	$	1	$	578,746	$	20,436	$	599,183
Net Income (Loss)		-		-		53,918		53,918
Additional Paid In Capital				350,000				350,000
Balance, September 30, 2025	$	1	$	928,746	$	74,354	$	1,003,101

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS INC

Dousman, Wisconsin

Statement of Cash Flows

Year Ended September 30, 2025

Cash Flows from Operating Activities:		
Net Income (Loss)	$	53,918
Adjustments to reconcile net income (loss) to		
net cash provided (used) by operating activities:		
Amortization Expense		69,002
Changes in assets and liabilities:		
Deposits with clearing corporation		(133)
Commissions receivable		41,896
Income Taxes Payable		(13,050)
Commissions payable		(6,940)
Net cash provided by (used in) operating activities		144,693
Cash and equivalents, beginning of year		134,132
Cash and equivalents, end of year	$	278,825
Noncash Investing and Financing Activities		
Additional Paid in Capital (Application of		
pushdown accounting)	$	350,000
Goodwill (application of pushdown accounting)	$	350,000
Supplemental Cash Flow Disclosures		
Cash paid during the year for:		
Interest	$	-
Income Taxes	$	25,391

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED SEPTEMBER 30, 2025

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

A. Nature of Operations - Abacus Investments, Inc. (the "Firm") was incorporated in the state of Wisconsin on September 13, 1993. The company is registered with the Securities and Exchange Commission. The firm is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

   The Firm's principal business activity is the sale of securities and doing business as a $5,000 non-carrying, non-custodian broker/dealer. The Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. The Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are processed through a clearing broker/dealer.

B. Cash and Equivalents – For purposes of the statements of cash flows, the Firm's cash and equivalents consist of the Firm's checking accounts and money market accounts.

C. Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Concentrations of Credit Risk – The Firm places its cash in accounts with a local financial institution and a money market account. At times, balances in these accounts may exceed FDIC insurance limits. The Firm did not have any account with a balance that exceeded the insured limits during the year.

E. Revenue Recognition – The revenue of the Firm is derived primarily from commissions earned on the trades of equities, mutual funds, annuities, bonds, and options. Commission income on equities, mutual funds, annuities, bonds, and options are recognized and recorded on a trade date basis. Revenue from 12b-1 fees and other trail fees are recognized and recorded as earned.

   On May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

F. Recently Issued Accounting Pronouncement Adopted – In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Firm adopted this standard effective January 1, 2024. For further information, refer to Note 7.

G. Commissions Receivable – The Firm considers all commissions receivable to be fully collectible. Uncollected accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

NOTE 2: CLEARING BROKER AGREEMENT

The Firm clears security transactions through Hilltop Securities, Inc. (the clearing broker). Under the terms of the clearing agreement, the clearing broker carries the accounts of the customers of the Firm on a fully disclosed basis. The clearing broker executes transactions and settles contracts of securities for customers' accounts, prepares confirmations and summary monthly statements, and performs certain cashiering functions such as receiving and delivering securities.

Under the agreement, the Firm is required to maintain a minimum cash deposit of $15,000 which serves as a reserve for counterparty credit risk and settlement risk, as well as market risk on open unhedged positions.

NOTE 3: COMMITMENTS AND CONTINGENCES

The Firm's customer securities transactions are introduced on a fully disclosed basis with the clearing broker/dealer. The clearing broker/dealer is responsible for the execution, collection, payment of funds and receipt and delivery of securities relative to customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments. The clearing broker/dealer may charge the Firm for any losses it incurs as a result. The Firm seeks to minimize this risk through procedures designed to determine the credit worthiness of its customers. The Firm does not anticipate nonperformance by any customers or its clearing broker.

Management has evaluated other possible commitments and contingencies on September 30, 2025. They concluded that there were no other commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 4: INCOME TAX EXPENSE

The Firm is a member of a tax group that files a consolidated tax return and uses the separate return method to allocate the consolidated amount of current and deferred tax expense among the group members. Under the separate return method, the Firm is assumed to file a separate return with the taxing authorities, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the parent.

Prior to the Firm's change in ownership and being acquired by another corporation the Firm filed separate S Corporation Federal and State income tax returns. Returns for 2021 to 2024 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

The current Federal and State income tax expense is $12,341 with a payable of $3,850 at September 30, 2025. It is the Firm's policy to recognize penalties and interest as incurred in its operations. There were none for 2025.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Account for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for

in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (SDP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. On September 30, 2025, net capital as defined by the rules, equaled $261,479. The percentage of aggregate indebtedness to net capital was 16.83%.

Net capital in excess of minimum required is $256,479. The Firm must also calculate net capital less the greater of 10% of total aggregated indebtedness or 120% of their minimum net capital requirement. This amount is $6,000.

NOTE 7: SEGMENT REPORTING

The Firm is engaged in a single line of business as a securities broker-dealer which is comprised of investment services described in Note 1. The Firm has identified its President as the chief operating decision maker ("CODM", who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Firm. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the firm as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed in Note 1.

NOTE 8: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended September 30, 2025. Accordingly, no Statement of changes in Liabilities Subordinated to Claims of Creditors has included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statement.

ABACUS INVESTMENTS INC

Dousman, Wisconsin

Schedule I: Computation of Net Capital under SEC Rule 15c3-1

As of September 30, 2025

Aggregate Indebtedness

Commissions payable	$	40,146
Accounts payable		-
Income Taxes Payable To Parent		3,850
Total Aggregate Indebtedness	$	43,996
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	2,933

Computation of Basic Net Capital Requirement:

Stockholder's equity	$	1,003,101
Deductions:		
Non-allowable accounts receivable from brokers or dealers		163
Haircuts on securities		5,544
Non Allowable Goodwill		735,915
Net Capital		261,479
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	256,479
Percentage of aggregate indebtedness to net capital		16.83%

FOCUS Part IIA Reconciliation between Audited and Unaudited Net Capital

There were no material differences between the above net capital computation and in the Firm's most recently filed FOCUS Report, Part IIA Form X-17a-5 at September 30, 2025.



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156   thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Stockholder
Abacus Investments, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2025. Management of Abacus Investments, Inc. (Firm) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Firm has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Firm's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
November 11, 2025



THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Abacus Investments, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report of Broker and Dealers, in which (1) Abacus Investments, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed the following exemption from 17 C.F.R. §2 4 0.15c3-3:(k)(2)(ii) and (2) Abacus Investments, Inc. stated that Abacus Investments, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Firm is also filing this Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Abacus Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
November 11, 2025

ABACUS INVESTMENTS, INC.
S33 W35676 MEADOW TRAIL
DOUSMAN WI 53118

ABACUS INVESTMENTS, INC.
EXEMPTION REPORT
SEC Rule 171-s(d)(4)

Abacus Investments, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5 (d)(4). To the best of its knowledge and belief, Abacus Investments, Inc. state the following:

1. Abacus Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c-3 under the provision of 17 C.F.R. § 240. 15c-3-3 (k)(2)(ii) for our revenue from our clearing-broker for the year ended September 30, 2025 .

    Abacus Investments, Inc. is also filing this Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to effecting securities transaction via subscription on a subscription way basis where funds are payable to the issuer or its agent and not to the Firm. In addition the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and /or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agents and not to the Firm, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3).

2. Abacus Investments, Inc, has met the identified above exemption provision in 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year ended September 30, 2025 without exception.

Signature _____

Name ___Frederick Hutchinson___

Date ___10/16/2025___